SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE TO/A
(RULE 14d-100)

TENDER OFFER STATEMENT UNDER
SECTION 14(d) (l) OR 13(e) (l)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

LANDAIR CORPORATION
(Name of Subject Company (Issuer))

SCOTT M. NISWONGER (Offeror)
JOHN A. TWEED (Offeror)
LANDAIR ACQUISITION CORPORATION (Offeror)
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, par value $.01 per share
(Title of Class of Securities)

514757103
(CUSIP Number of Class of Securities)

Scott M. Niswonger
430 Airport Road
Greeneville, TN 37745
(423) 783-1300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

COPY TO:
William C. Argabrite
Hunter, Smith & Davis LLP
1212 North Eastman Road
P.O. Box 3740
Kingsport, Tennessee 37664
(423) 378-8829

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$27,650,480	$5,500

*	Estimated for purposes of calculating filing fee only. Calculated as the product of $13.00, the per share tender offer price for all of the outstanding shares of common stock of Landair Corporation and 2,126,960, the number of outstanding shares sought in the offer.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of the cash offered by Messrs. Niswonger and Tweed and Landair Acquisition Corporation for such number of shares of Landair common stock.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $5,500	Filing Parties:	Scott M. Niswonger
John A. Tweed
Landair Acquisition Corporation

Form or Registration No.: 005-54679	Date Filed:	December 23, 2002

☐   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

       Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☒	amendment to Schedule 13D under Rule 13d-2.

       Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

SCHEDULE 13D INFORMATION

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Scott M. Niswonger

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS BK, PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF	7	SOLE VOTING POWER 4,242,630 shares of Common Stock
SHARES
BENEFICIALLY	8	SHARED VOTING POWER 0 shares of Common Stock
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER 4,242,630 shares of Common Stock
REPORTING
PERSON	10	SHARED DISPOSITIVE POWER
WITH		0 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON shares of Common Stock, consisting of 4,241,730 shares of Common Stock held directly and 900 shares held indirectly.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 58.0% Common Stock

14	TYPE OF REPORTING PERSON IN, HC

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
John A. Tweed

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS BK, PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF	7	SOLE VOTING POWER 967,536 shares of Common Stock
SHARES
BENEFICIALLY	8	SHARED VOTING POWER 0 shares of Common Stock
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER 967,536 shares of Common Stock
REPORTING
PERSON	10	SHARED DISPOSITIVE POWER
WITH		0 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON shares of Common Stock, consisting of 967,536 shares of Common Stock held directly.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.0% Common Stock

14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
LANDAIR ACQUISITION CORPORATION

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Tennessee

NUMBER OF	7	SOLE VOTING POWER 0 shares of Common Stock
SHARES
BENEFICIALLY	8	SHARED VOTING POWER 0 shares of Common Stock
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER 0 shares of Common Stock
REPORTING
PERSON	10	SHARED DISPOSITIVE POWER
WITH		0 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0% Common Stock

14	TYPE OF REPORTING PERSON CO

SCHEDULE TO

     This Amendment No. 1 amends and supplements the Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO filed with the Securities and Exchange Commission on December 23, 2002 (as amended and supplemented, the “Schedule TO”) by Scott M. Niswonger, John A. Tweed and Landair Acquisition Corporation (“Purchasers”). The Schedule TO relates to the offer by Purchasers to purchase all of the outstanding shares of common stock, par value $.01 per share (the “Shares”), of Landair Corporation, a Tennessee corporation (the “Company”), at a purchase price of $13.00 per share, net to the seller in cash (the “Offer Price”) upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 23, 2002 (the “Offer to Purchase”), as amended and supplemented by the amendment and supplement thereto dated January 13, 2003 (the “Supplement”), and in the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the “Offer”).

     Unless otherwise stated below, the information set forth in the Supplement, read in conjunction with the Offer to Purchase (including all schedules thereto), is hereby expressly incorporated herein by reference in response to all items of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included or covered by the items in Schedule TO.

ITEM 4. TERMS OF THE TRANSACTION.

     Item 4 of Schedule TO is hereby amended and supplemented by the information set forth in Sections 3, 4, 5, 6, 7, 8 and 17 in the Supplement, which is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     Item 6 of Schedule TO is hereby amended and supplemented by the information set forth in Sections 7, 8, 10 and 17 in the Supplement, which is incorporated herein by reference.

ITEM 11. ADDITIONAL INFORMATION

     Item 11 of Schedule TO is hereby amended and supplemented by the information set forth in the Supplement, which is incorporated herein by reference.

ITEM 12. EXHIBITS.

(a)(1)(i)	Offer To Purchase dated December 23, 2002.*
(a)(1)(ii)	Letter of Transmittal dated December 23, 2002.*
(a)(1)(iii)	Notice of Guaranteed Delivery dated December 23, 2002.*
(a)(1)(iv)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated December 23, 2002.*
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated December 23, 2002.*
(a)(1)(vi)	Amendment and Supplement to Offer to Purchase dated January 13, 2003.
(a)(1)(vii)	Letter of Transmittal dated January 13, 2003.
(a)(1)(viii)	Text of Press Release issued by Landair Corporation on October 11, 2002.*
(a)(1)(ix)	Text of Press Release issued by Landair Corporation on November 27, 2002.*

(a)(1)(x)	Text of Press Release issued by Landair Corporation on December 17, 2002 (incorporated by reference to Exhibit 99.1 of Schedule TO-C filed December 17, 2002 by Scott M. Niswonger and John A. Tweed).
(a)(1)(xi)	Text of Press Release issued by Landair Corporation on January 7, 2003 (incorporated by reference to exhibit (a)(8) of Schedule 14D-9 filed by Landair Corporation on January 7, 2003).
(a)(1)(xii)	Summary Advertisement as published on December 23, 2002.*
(a)(5)(i)	Complaint of Dan Patton, individually and on behalf of all others similarly situated, against Landair Corporation, et al., filed in the Tennessee Circuit Court for Greene County on October 11, 2002.*
(a)(5)(ii)	Complaint of John Piazza, individually and on behalf of all others similarly situated, against Landair Corporation, et al., filed in the Tennessee Circuit Court for Greene County on October 11, 2002.*
(a)(5)(iii)	Complaint of David Baker, individually and on behalf of all others similarly situated, against Landair Corporation, et al., filed in the Tennessee Circuit Court for Greene County on October 14, 2002.*
(b)(1)	Commitment Letter, dated December 17, 2002, by and among First Tennessee Bank National Association and Landair Acquisition Corporation, Scott N. Niswonger and John A. Tweed (incorporated by reference to Exhibit 1 to Schedule 13D/A filed December 17, 2002 by Scott M. Niswonger and John A Tweed).
(b)(2)	Capital Contribution Agreement, dated December 17, 2002, by and among Scott M. Niswonger, John A. Tweed and Landair Acquisition Corporation (incorporated by reference to Exhibit 2 to Schedule 13D/A filed December 17, 2002 by Scott M. Niswonger and John A. Tweed).
(d)(1)	Pledge and Security Agreement, dated December 28, 2000, by and between John A. Tweed and Scott M. Niswonger.*
(d)(2)	Pledge and Security Agreement, dated December 28, 2000, by and between David R. Ball and Scott M. Niswonger.*
(d)(3)	Pledge and Security Agreement, dated December 28, 2000, by and between Harry O. Crabtree and Scott M. Niswonger.*
(d)(4)	Pledge and Security Agreement, dated December 28, 2000, by and between Andrew J. Mantey and Scott M. Niswonger.*
(d)(5)	Pledge and Security Agreement, dated August 14, 1999, by and between Richard H. Roberts and Scott M. Niswonger (incorporated by reference to Exhibit 2 to Schedule 13D filed August 24, 1999 by Richard H. Roberts).
(d)(6)	Secured Promissory Note, dated December 28, 2000, in the principal amount of $2,250,000, made by John A. Tweed, in favor of Scott M. Niswonger.*
(d)(7)	Secured Promissory Note, dated December 28, 2000, in the principal amount of $95,400, made by David R. Ball in favor of Scott M. Niswonger.*
(d)(8)	Secured Promissory Note, dated December 28, 2000, in the principal amount of $95,400, made by Harry O. Crabtree in favor of Scott M. Niswonger.*

(d)(9)	Secured Promissory Note, dated December 28, 2000, in the principal amount of $95,400, made by Andrew J. Mantey in favor of Scott M. Niswonger.*
(d)(10)	Secured Promissory Note, dated August 14, 1999, in the principal amount of $1,050,000, made by Richard H. Roberts in favor of Scott M. Niswonger (incorporated by reference to Exhibit 1 to Schedule 13D filed August 24, 1999 by Richard H. Roberts).
(d)(11)	Transition Services Agreement between Forward Air Corporation and Landair Corporation (incorporated by reference to Exhibit 10.1 to Landair Corporation’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1998, filed on November 16, 1998).
(d)(12)	First Amendment to Transition Services Agreement, dated as of February 4, 2000, between Forward Air Corporation and Landair Corporation (incorporated herein by reference to Exhibit 10.1 to Landair Corporation’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2000, filed on May 5, 2000).
(d)(13)	Second Amendment to Transition Services Agreement, dated as of December 31, 2001, between Forward Air Corporation and Landair Corporation (incorporated herein by reference to Exhibit 10.16 to Landair Corporation’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001, filed on May 14, 2002).
(d)(14)	Tax Sharing Agreement between Forward Air Corporation and Landair Corporation (incorporated by reference to Exhibit 10.3 to Landair Corporation’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1998, filed on November 16, 1998).
(d)(15)	Sublease Agreement, dated as of September 22, 1998, between Forward Air Corporation and Landair Transport, Inc.*
(d)(16)	Services and Lease Agreement, dated as of April 1, 2001, between Landair Transport, Inc. and Warehouse Logistics LLC, as amended January 1, 2002.*
(g)	None.
(h)	None.

*	Incorporated by reference to the Schedule TO-T/13E-3 filed with the Commission by Purchasers on December 23, 2002.

ITEM 13.INFORMATION REQUIRED BY SCHEDULE 13E-3.

     ITEM 1. SUMMARY TERM SHEET.

Item 1 of the Schedule 13E-3 is hereby amended and supplemented by the information set forth in Sections 3, 4, 5 and 6 in the Supplement, which is incorporated herein by reference.

     ITEM 2. SUBJECT COMPANY INFORMATION.

Item 2 of the Schedule 13E-3 is hereby amended and supplemented by the information set forth in Sections 3, 4, 5, 6, 7, 8 and 15 in the Supplement, which is incorporated herein by reference.

     ITEM 4. TERMS OF THE TRANSACTION.

Item 4 of the Schedule 13E-3 is hereby amended and supplemented by the information set forth in Sections 3, 4, 5, 6, 7 and 8 in the Supplement, which is incorporated herein by reference.

     ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Item 5 of the Schedule 13E-3 is hereby amended and supplemented by the information set forth in Section 15 in the Supplement, which is incorporated herein by reference.

     ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Item 6 of the Schedule 13E-3 is hereby amended and supplemented by the information set forth in Sections 3, 4, 5, 6, 7, 8 and 17 in the Supplement, which is incorporated herein by reference.

     ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

Item 7 of the Schedule 13E-3 is hereby amended and supplemented by the information set forth in Sections 3, 4, 5, 6, 7, 8, 9, 10 and 17 in the Supplement, which is incorporated herein by reference.

     ITEM 8. FAIRNESS OF THE TRANSACTION.

Item 8 of the Schedule 13E-3 is hereby amended and supplemented by the information set forth in Sections 3, 4, 5, 6, 7, 8, 11 and 16 in the Supplement, which is incorporated herein by reference.

     ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

Item 9 of the Schedule 13E-3 is hereby amended and supplemented by the information set forth in Section 12 in the Supplement, which is incorporated herein by reference.

     ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Item 11 of the Schedule 13E-3 is hereby amended and supplemented by the information set forth in Sections 3, 4, 5, 6 and 15 in the Supplement, which is incorporated herein by reference.

     ITEM 12. THE SOLICITATION OR RECOMMENDATION.

Item 12 of the Schedule 13E-3 is hereby amended and supplemented by the information set forth in Sections 3, 4, 5, 6, 7, 8 and 16 in the Supplement, which is incorporated herein by reference.

     ITEM 16. EXHIBITS.

(c)	Opinion of McDonald Investments Inc., dated January 6, 2003 (incorporated by reference to exhibit (a)(9) of Schedule 14D-9 filed by Landair Corporation on January 7, 2003).
(f)	Excerpts from Section 23 of the Tennessee Business Corporation Act.*

*	Incorporated by reference to the Schedule TO-T/13E-3 filed with the Commission by Purchasers on December 23, 2002.

SIGNATURE PAGE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Scott M. Niswonger

Scott M. Niswonger

/s/ John A. Tweed

John A. Tweed

LANDAIR ACQUISITION CORPORATION

	By:	/s/ John A. Tweed

Name: John A. Tweed Title: President

Dated: January 13, 2003

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

(a)(1)(i)	Offer To Purchase dated December 23, 2002.*
(a)(1)(ii)	Letter of Transmittal dated December 23, 2002.*
(a)(1)(iii)	Notice of Guaranteed Delivery dated December 23, 2002.*
(a)(1)(iv)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated December 23, 2002.*
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated December 23, 2002.*
(a)(1)(vi)	Amendment and Supplement to Offer to Purchase dated January 13, 2003.
(a)(1)(vii)	Letter of Transmittal dated January 13, 2003.
(a)(1)(viii)	Text of Press Release issued by Landair Corporation on October 11, 2002.*
(a)(1)(ix)	Text of Press Release issued by Landair Corporation on November 27, 2002.*
(a)(1)(x)	Text of Press Release issued by Landair Corporation on December 17, 2002 (incorporated by reference to Exhibit 99.1 of Schedule TO-C filed December 17, 2002 by Scott M. Niswonger and John A. Tweed).
(a)(1)(xi)	Text of Press Release issued by Landair Corporation on January 7, 2003 (incorporated by reference to exhibit (a)(8) of Schedule 14D-9 filed by Landair Corporation on January 7, 2003).
(a)(1)(xii)	Summary Advertisement as published on December 23, 2002.*
(a)(5)(i)	Complaint of Dan Patton, individually and on behalf of all others similarly situated, against Landair Corporation, et al., filed in the Tennessee Circuit Court for Greene County on October 11, 2002.*
(a)(5)(ii)	Complaint of John Piazza, individually and on behalf of all others similarly situated, against Landair Corporation, et al., filed in the Tennessee Circuit Court for Greene County on October 11, 2002.*
(a)(5)(iii)	Complaint of David Baker, individually and on behalf of all others similarly situated, against Landair Corporation, et al., filed in the Tennessee Circuit Court for Greene County on October 14, 2002.*
(b)(1)	Commitment Letter, dated December 17, 2002, by and among First Tennessee Bank National Association and Landair Acquisition Corporation, Scott N. Niswonger and John A. Tweed (incorporated by reference to Exhibit 1 to Schedule 13D/A filed December 17, 2002 by Scott M. Niswonger and John A Tweed).
(b)(2)	Capital Contribution Agreement, dated December 17, 2002, by and among Scott M. Niswonger, John A. Tweed and Landair Acquisition Corporation (incorporated by reference to Exhibit 2 to Schedule 13D/A filed December 17, 2002 by Scott M. Niswonger and John A. Tweed).
(c)	Opinion of McDonald Investments Inc., dated January 6, 2003 (incorporated by reference to exhibit (a)(9) of Schedule 14D-9 filed by Landair Corporation on January 7, 2003).
(d)(1)	Pledge and Security Agreement, dated December 28, 2000, by and between John A. Tweed and Scott M. Niswonger.*
(d)(2)	Pledge and Security Agreement, dated December 28, 2000, by and between David R. Ball and Scott M. Niswonger.*
(d)(3)	Pledge and Security Agreement, dated December 28, 2000, by and between Harry O. Crabtree and Scott M. Niswonger.*
(d)(4)	Pledge and Security Agreement, dated December 28, 2000, by and between Andrew J. Mantey and Scott M. Niswonger.*
(d)(5)	Pledge and Security Agreement, dated August 14, 1999, by and between Richard H. Roberts and Scott M. Niswonger (incorporated by reference to Exhibit 2 to Schedule 13D filed August 24, 1999 by Richard H. Roberts).

EXHIBIT NO.	DESCRIPTION

(d)(6)	Secured Promissory Note, dated December 28, 2000, in the principal amount of $2,250,000, made by John A. Tweed, in favor of Scott M. Niswonger.*
(d)(7)	Secured Promissory Note, dated December 28, 2000, in the principal amount of $95,400, made by David R. Ball in favor of Scott M. Niswonger.*
(d)(8)	Secured Promissory Note, dated December 28, 2000, in the principal amount of $95,400, made by Harry O. Crabtree in favor of Scott M. Niswonger.*
(d)(9)	Secured Promissory Note, dated December 28, 2000, in the principal amount of $95,400, made by Andrew J. Mantey in favor of Scott M. Niswonger.*
(d)(10)	Secured Promissory Note, dated August 14, 1999, in the principal amount of $1,050,000, made by Richard H. Roberts in favor of Scott M. Niswonger (incorporated by reference to Exhibit 1 to Schedule 13D filed August 24, 1999 by Richard H. Roberts).
(d)(11)	Transition Services Agreement between Forward Air Corporation and Landair Corporation (incorporated by reference to Exhibit 10.1 to Landair Corporation’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1998, filed on November 16, 1998).
(d)(12)	First Amendment to Transition Services Agreement, dated as of February 4, 2000, between Forward Air Corporation and Landair Corporation (incorporated herein by reference to Exhibit 10.1 to Landair Corporation’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2000, filed on May 5, 2000).
(d)(13)	Second Amendment to Transition Services Agreement, dated as of December 31, 2001, between Forward Air Corporation and Landair Corporation (incorporated herein by reference to Exhibit 10.16 to Landair Corporation’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001, filed on May 14, 2002).
(d)(14)	Tax Sharing Agreement between Forward Air Corporation and Landair Corporation (incorporated by reference to Exhibit 10.3 to Landair Corporation’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1998, filed on November 16, 1998).
(d)(15)	Sublease Agreement, dated as of September 22, 1998, between Forward Air Corporation and Landair Transport, Inc.*
(d)(16)	Services and Lease Agreement, dated as of April 1, 2001, between Landair Transport, Inc. and Warehouse Logistics LLC, as amended January 1, 2002.*
(f)	Excerpts from Section 23 of the Tennessee Business Corporation Act.*

*	Incorporated by reference to the Schedule TO-T/13E-3 filed with the Commission by Purchasers on December 23, 2002.